Exhibit 99.1

Vermilion Energy Inc. Reports Strong Q1 2026 Operational and Financial Results and Continued Debt Reduction

CALGARY, AB, May 6, 2026 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2026.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2026 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Q1 2026 Results

  Generated $232 million ($1.52/basic share)(2) of fund flows from operations ("FFO")(1) and $98 million of free cash flow ("FCF")(6), fully funding $135 million of exploration and development ("E&D") capital expenditures(3) while strengthening the balance sheet and returning cash to shareholders.
  Cost structure of controllable expenses reduced by 25% in Q1 2026 from Q1 2025 reflecting the impact of recent asset repositioning and continued focus on operational excellence.
  Reduced net debt(7) by $50 million to $1.29 billion at March 31, 2026, bringing net debt reduction to $770 million over the past 12 months.
  Returned $27 million to shareholders through dividends and share buybacks, including $21 million in dividends and the repurchase and cancellation of 0.4 million shares.
  Realized an average natural gas sales price of $5.41/mcf, more than double the AECO benchmark, reflecting structural exposure to premium international gas markets and portfolio diversification.
  Reported a net loss of $146 million ($0.95/basic share) driven by a $286 million unrealized loss on derivative instruments, which is the result of significant increases in spot and forward oil and European gas prices resulting from geopolitical events in Q1 2026, partially offset by gains on AECO hedges.
  Production averaged 125,618 boe/d(9) (72% natural gas), increasing 4% quarter-over-quarter and 22% from Q1 2025, comprised of 99,746 boe/d(9) from Canadian assets and 25,872 boe/d(9) from International assets. With strong operational results in Q1 2026 carrying through to our Q2 2026 outlook, full-year production is trending to the higher end of the annual guidance range.
  Several of the Company's Deep Basin wells ranked among the most prolific new wells in Alberta during the quarter, highlighting the depth, consistency and capital efficiency of the Deep Basin asset base and the technical execution of our teams.
  In the Montney, Vermilion brought on six (6.0 net) liquids-rich gas wells ahead of schedule, delivering tier 1 performance and lower drill, complete, equip and tie-in ("DCET") costs of $8.2 million per well compared to the prior planned cost of $8.5 million per well.
  In Germany, the Company progressed infrastructure development on the Wisselshorst well and expects first production by mid-2026. The Osterheide well has produced at an average of 8 mmcf/d over the first year of production and has generated approximately $30 million of excess free cash flow ("EFCF")(6) to-date.
  Announced the signing of a deal to acquire producing assets in Germany, adding approximately 1,000 boe/d (85% natural gas) of low-decline production, increasing exposure to European TTF-linked gas and Brent-linked oil production, enhancing EFCF, and improving control of gathering infrastructure surrounding the Osterheide well.
  Added three new land concessions in the North German Basin, adjacent to our existing acreage in Germany, doubling the Company's land base to over 1 million net acres and providing potential upside for our deep gas exploration program.
  In March 2026, signed an agreement to divest the remaining 60% interest in the SA-07 block in Croatia for net proceeds of approximately €15MM ($24MM). The proceeds will be primarily used for incremental debt reduction, and the transaction is expected to close in the second half of 2026.

Outlook

  Vermilion expects Q2 2026 production to average 123,000 to 125,000 boe/d (69% natural gas)(13), with full-year production trending to the top end of the stated guidance range of 118,000 to 122,000 boe/d (70% natural gas)(13) on E&D capital expenditures of $600 to $630 million.
  Declared a quarterly cash dividend of $0.135 per common share, payable on June 30, 2026, to shareholders of record on June 15, 2026.
($M except as indicated)	Q1 2026	Q4 2025	Q1 2025
Financial
Fund flows from operations (1)	232,277	240,734	256,029
Fund flows from operations ($/basic share) (2)	1.52	1.57	1.66
Fund flows from operations ($/diluted share) (2)	1.49	1.55	1.65
Net (loss) earnings
Net (loss) earnings from continuing operations	(141,206)	(437,788)	3,849
Net (loss) earnings from discontinued operations	(4,332)	135	11,104
Net (loss) earnings	(145,538)	(437,653)	14,953
Net (loss) earnings from continuing operations ($/basic share)	(0.92)	(2.86)	0.03
Net (loss) earnings from discontinued operations ($/basic share)	(0.03)	--	0.07
Net (loss) earnings ($/basic share)	(0.95)	(2.86)	0.10
Cash flows from operating activities	227,398	133,357	280,384
Cash flows used in investing activities	188,773	109,062	1,255,746
Capital expenditures (3)	134,580	191,752	182,119
Acquisitions (4)	6,035	1,646	1,120,998
Dispositions (5)	--	41,782	--
Repurchase of shares	4,692	6,527	16,576
Cash dividends ($/share)	0.135	0.130	0.130
Dividends declared	20,601	19,895	20,043
Free cash flow (6)	97,697	48,982	73,910
Long-term debt	1,254,333	1,243,397	1,874,033
Net debt (7)	1,292,567	1,342,390	2,062,805
Net debt to four quarter trailing fund flows from operations (8)	1.4	1.4	1.7
Shares outstanding - basic ('000s)	152,600	152,950	154,177
Weighted average shares outstanding - diluted ('000s) (9)	155,510	155,183	155,609
Operational
Production (10)
Crude oil and condensate (bbls/d)	23,692	25,401	32,386
NGLs (bbls/d)	12,044	12,140	9,167
Natural gas (mmcf/d)	539.29	502.60	369.36
Total (boe/d)	125,618	121,308	103,115
Average realized prices
Crude oil and condensate ($/bbl)	100.61	83.21	99.36
NGLs ($/bbl)	23.00	21.17	31.56
Natural gas ($/mcf)	5.41	5.13	7.80
Average realized price ($/boe)	44.96	40.99	61.71
Production mix (% of production)
% priced with reference to AECO	58%	54%	42%
% priced with reference to TTF and NBP	13%	15%	17%
% priced with reference to WTI	22%	21%	29%
% priced with reference to Dated Brent	7%	10%	12%
Netbacks
Operating netback ($/boe) (11)	25.49	25.62	38.48
Fund flows from operations ($/boe) (12)	20.33	21.47	27.78

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net (loss) earnings and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS® Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and are most directly comparable to net earnings (loss) from continuing operations and net earnings (loss) discontinued operations, respectively.
(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.
(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.
(4)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Dispositions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Dispositions is calculated as the sum of dispositions, and disposition of securities. Management believes that including these components provides a useful measure of the proceeds associated with our disposition activities and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to dispositions and disposition of securities, the most directly comparable primary financial statement measures, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(6)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(8)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.
(9)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.
(10)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(11)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(12)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.
(13)	Based on Company estimates as at May 4, 2026.

Message to Shareholders

The first quarter of 2026 was marked by heightened geopolitical uncertainty, particularly in the Middle East, which intensified through March and continued to impact global energy markets subsequent to quarter-end. These events underscore the importance of energy security and the value of reliable, diversified supply.

Vermilion's large, long-duration resource base and diversified exposure to multiple commodities and pricing benchmarks enhances resilience across a wide range of market conditions. In Q1 2026, production was comprised of approximately 59% Canadian natural gas, 13% European natural gas and 28% liquids, with liquids largely priced off WTI and Brent benchmarks. While production remains weighted toward natural gas, stronger liquids and European gas prices resulted in approximately 77% of Q1 2026 revenue being derived from European gas and liquids production, highlighting the value of Vermilion's diversified portfolio, including exposure to the liquids-rich window of the Deep Basin and the oil window of the Montney.

Against this backdrop, Vermilion delivered strong operational performance, with production of 125,618 boe/d (72% natural gas)(1) exceeding the top end of guidance, driven primarily by exceptional results in the Deep Basin, new Montney oil-window wells brought on ahead of schedule and robust production from the Osterheide well in Germany. Continued focus on efficiencies resulted in a further $300,000 per well reduction in Montney drill, complete, equip and tie-in ("DCET") costs, which reduces future capital requirements by an estimated $60 million and improves full cycle economics.

In Europe, gas production achieved an average sales price of approximately $16/MMBtu, benefitting from elevated day-ahead gas prices in March. Market fundamentals remain supportive of higher prices, with current pricing for the next four quarters averaging over $20/MMBtu(2). Global LNG flows have been impacted by disruptions in the Strait of Hormuz, while European gas inventories remain at multi-year lows, with storage levels in Germany at approximately 25% and the Netherlands at 10%. It is estimated that European countries will be required to add approximately 2 Tcf of gas to storage by November 1, 2026 in order to meet mandated 80% capacity levels. The majority of this gas will have to be secured in a competitive global LNG market. Domestically, Vermilion remains on track to bring the first Wisselshorst well in Germany online by mid-year, plans to spud follow-up wells on the Bommelsen license early next year, and expects to commence drilling activities in the Netherlands in the second half of 2026. These activities support European energy security through locally produced gas with a lower operational (Scope 1) emissions profile than imported alternatives, based on independent studies.

In Canada, Deep Basin and Montney operations continued to outperform budget assumptions. The depth and quality of the inventory within Vermilion's land base provides investors with exposure to the liquids-weighted fairway of these basins, and the Company has shifted the Deep Basin drilling program to higher liquids-rate wells to capitalize on stronger liquids pricing. The recent Montney pad brought on production ahead of schedule is consistent with tier 1 expectations. The Company was able to achieve strong well performance while simultaneously decreasing DCET cost per well, through continued focus on operational excellence. Subsequent to quarter-end, Vermilion joined the Rockies LNG consortium to evaluate additional diversification for Montney gas through the Ksi Lisims LNG project. This potential diversification option would complement the 26 mmcf/d currently shipped on the Alliance pipeline to the premium-priced Chicago hub, further diversifying our Montney gas by increasing exposure to premium global markets.

Vermilion continues to prioritize operational scale in core areas, including the Deep Basin, the Montney, and prospects in Germany and the Netherlands. The benefits of this focus are flowing through recent results and Q1 2026 was no different, with continued outperformance on both production and cost structure. With strong excess free cash flow ("EFCF")(3) from diversified commodity exposure and operational excellence, Vermilion is well positioned to accelerate debt reduction while continuing to return capital to our shareholders. Looking forward, with 1.3 million net acres of land in Canada and over 2 million net acres of land in Germany and the Netherlands, Vermilion's long-duration asset base, disciplined capital allocation optionality and focus on operational excellence and profitability position the Company to generate expected sustainable free cash flow for decades to come.

Q1 2026 Review

In the first quarter of 2026, Vermilion generated $232 million of FFO on E&D capital expenditures of $135 million, resulting in FCF of $98 million that was primarily allocated to the balance sheet and shareholder returns. Net debt was reduced by $50 million to $1.29 billion at March 31, 2026, resulting in net debt to four quarter trailing FFO(4) of 1.4 times. Debt reduction remains a priority for Vermilion, with current pricing improving visibility to the $1.0 billion net debt target. The Company also returned $27 million to shareholders through $21 million of dividends and the repurchase of 0.4 million shares. During the quarter, the Company recorded non-cash, price-related losses on risk management contracts of $286 million ($219 million net of taxes). When commodity prices increase, Vermilion's net asset value increases, while the liability position of risk management contracts where production has been forward sold also increases. Changes in the fair value of these contracts, which include hedges extending out to Q4 2028, are fully recognized in the current quarter's income statement and do not reflect the future cash generating capability of the business. The unrealized loss for the quarter was primarily driven by shorter-dated crude oil hedges and European gas hedges, partially offset by gains on AECO hedges. Vermilion has hedged approximately 30% of estimated corporate net-of-royalty production out to Q4 2028, providing exposure to higher prices.

Production averaged 125,618 boe/d (72% natural gas)(1), an increase of 4% over the prior quarter and 22% over Q1 2025. Production from Vermilion's Canadian operations averaged 99,746 boe/d(1) in Q1 2026, a 10% increase over the prior quarter. Production from Vermilion's International operations averaged 25,872 boe/d(1) in Q1 2026, a decrease of 14% from the prior quarter primarily driven by cyclone-related downtime in Australia, as well as natural declines across the European business units. Operational excellence and the repositioned portfolio delivered a significant reduction to the cost structure of controllable expenses, defined as operating, transportation, G&A and interest expense per boe. Compared to Q1 2025, controllable cost structure decreased by 25% in Q1 2026. This enhanced cost structure coupled with strong capital efficiencies captured in the year-end 2025 reserve report will drive sustainable and growing EFCF.

In Q1 2026, the Company maintained a three-rig drilling program in the Deep Basin, drilling ten (9.3 net), completing fourteen (13.8 net), and bringing on production eighteen (18.0 net) liquids-rich gas wells. Several of the Company's Deep Basin wells ranked among the most prolific in Alberta during the quarter, reflecting the depth, consistency and capital efficiency of the Deep Basin asset base and the technical execution of our teams. In the Montney, Vermilion drilled five (5.0 net), completed six (6.0 net), and brought on production six (6.0 net) liquids-rich gas wells. With a focus on operational excellence, supported by the realized cost savings from this most recent pad, Vermilion reduced the planned cost in the Montney to $8.2 million per well, which reduces total future capital requirements and improves full cycle economics on our Mica Montney asset.

In Germany, the Company progressed infrastructure build-out on the Wisselshorst well during Q1 2026 and expects first production from this well by mid-2026. In France, a cargo that was scheduled for late March was deferred to early April and was sold at the higher April Dated Brent price. This shifted approximately $10 million of cash flows out of Q1 2026 but provides more profitability overall with the spot sale in April benefiting from higher pricing. In Australia, production operations at Wandoo safely resumed in mid-March 2026 following downtime related to Cyclone Mitchell in February 2026, and a subsequent shut-in due to Cyclone Narelle in late March 2026. Experiencing two cyclones events in one quarter is extremely rare, and our teams successfully managed all aspects of the safe shut-in of operations and evacuation of personnel before returning to the platform to initiate inspections. Production resumed subsequent to the quarter following necessary repair work. While production operations were shut-in, Vermilion exported approximately 300,000 barrels of oil in February 2026.

In March 2026, the Company reached an agreement to acquire producing assets in Germany, adding approximately 1,000 boe/d (85% natural gas) of low-decline production. This acquisition increases Vermilion's European TTF-linked gas and Brent-linked oil production, enhances EFCF, and provides strategic value through control of key gathering infrastructure, including local infrastructure at the Osterheide well. The transaction has an effective date of January 1, 2025, and is expected to close in the second half of 2026. The Company also expanded our acreage in the North German Basin with the award of three new concessions, doubling our acreage in Germany to well over 1 million net acres. The terms of this new acreage provides time for Vermilion's teams to evaluate seismic data and, if prospective, extend our tenure through work commitments.

In Croatia, the Company signed an agreement to divest the remaining 60% interest in the SA-07 block for net proceeds of approximately €15MM ($24MM). This block had four successful exploration wells drilled in 2024, however with the success in Germany, Vermilion has elected to prioritize capital allocation to the deep pool of prospects that we have across Germany and the Netherlands. The proceeds from SA-07 will primarily be used for incremental debt reduction and the transaction is expected to close in the second half of the year.

Outlook and Guidance Update

Consistent with its disciplined capital allocation approach, Vermilion actively managed natural gas production during periods of weak AECO pricing in the summer of 2025, prioritizing value over volumes. Reflecting this profitability-focused approach, Vermilion expects Q2 2026 production to average 123,000 to 125,000 boe/d (69% natural gas)(2). Our full-year 2026 production guidance is unchanged, the Company is trending to the upper end of the annual range, reflecting Q1 2026 outperformance carrying into Q2 2026. This is expected to be partially offset by lower production in Q3 2026, driven by planned maintenance-related downtime, including a 32-day turnaround in Ireland and other maintenance activities across the asset base.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 48% of our expected net-of-royalty production hedged for the remainder of 2026. With respect to individual commodity products, we have hedged 59% of our European natural gas production, 59% of our crude oil production, and 42% of our Canadian natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
May 6, 2026

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.
(2)	Based on Company estimates as at May 4, 2026 and May 4, 2026 pricing strip.
(3)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(4)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net (loss) earnings, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below. Fund flows from continuing operations and fund flows from discontinued operations are calculated in the same manner as FFO and is most directly comparable to net (loss) earnings from continuing operations and net (loss) earnings from discontinued operations, respectively.

Reconciliation of fund flows from continuing operations to net (loss) earnings from continuing operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	513,331	44.96	468,693	59.33
Royalties	(31,270)	(2.74)	(30,091)	(3.81)
Transportation	(33,307)	(2.92)	(28,241)	(3.58)
Operating	(141,705)	(12.41)	(113,780)	(14.40)
General and administration (1)	(19,965)	(1.75)	(29,735)	(3.76)
Corporate income tax expense	(11,664)	(1.02)	(19,059)	(2.41)
Petroleum resource rent tax	--	--	(3,018)	(0.38)
Interest expense	(26,697)	(2.34)	(32,979)	(4.17)
Realized (loss) gain on derivatives	(15,885)	(1.39)	11,119	1.41
Realized foreign exchange (loss) gain	(544)	(0.05)	2,499	0.32
Realized other income (expense)	135	0.01	(14,466)	(1.83)
Fund flows from continuing operations	232,429	20.35	210,942	26.72
Equity based compensation	(2,451)		(5,931)
Unrealized loss on derivative instruments (2)	(285,648)		(13,675)
Unrealized foreign exchange loss (2)	(15,273)		(36,016)
Accretion	(18,838)		(15,793)
Depletion and depreciation	(164,130)		(148,282)
Deferred tax recovery	112,789		12,923
Unrealized other expense (2)	(84)		(319)
Net (loss) earnings from continuing operations	(141,206)		3,849

(1)	General and administration expenses previously presented within the Corporate segment have been reclassified to our Canadian segment. The prior period results have been presented to conform with current period presentation.
(2)	Unrealized loss on derivative instruments, Unrealized foreign exchange loss and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Reconciliation of fund flows from discontinued operations to net (loss) earnings from discontinued operations:

	Q1 2026		Q1 2025
	$M	$/boe	$M	$/boe
Sales	--	--	100,153	75.93
Royalties	--	--	(19,199)	(14.56)
Transportation	--	--	(2,945)	(2.23)
Operating	(74)	--	(27,997)	(21.23)
General and administration	(78)	--	(4,925)	(3.73)
Fund flows from discontinued operations	(152)	--	45,087	34.18
Unrealized foreign exchange gain (1)	6		117
Accretion	--		(2,087)
Depletion and depreciation	(5,137)		(28,106)
Deferred tax recovery (expense)	951		(3,907)
Net (loss) earnings from discontinued operations	(4,332)		11,104

Fund flows from operations	232,277	20.33	256,029	27.78

Net (loss) earnings	(145,538)		14,953

(1) Unrealized loss on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Fund flows from continuing operations per basic and diluted share and fund flows from discontinued operations per basic and diluted share are calculated in the same manner as FFO per basic and diluted share.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production. Fund flows from continuing operations per boe and fund flows from discontinued operations per boe are calculated in the same manner as FFO per boe.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q1 2026	Q1 2025
Cash flows from operating activities	227,398	280,384
Changes in non-cash operating working capital	(7,923)	(33,702)
Asset retirement obligations settled	12,802	9,347
Fund flows from operations	232,277	256,029
Drilling and development	(134,146)	(167,464)
Exploration and evaluation	(434)	(14,655)
Free cash flow	97,697	73,910
Payments on lease obligations	(2,763)	(3,829)
Asset retirement obligations settled	(12,802)	(9,347)
Excess free cash flow	82,132	60,734

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q1 2026	Q1 2025
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Capital expenditures	134,580	182,119

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q1 2026	Q1 2025
Dividends declared	20,601	20,043
Drilling and development	134,146	167,464
Exploration and evaluation	434	14,655
Asset retirement obligations settled	12,802	9,347
Payout	167,983	211,509
% of fund flows from operations	72%	83%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net (loss) earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Mar 31, 2026	Mar 31, 2025
Net loss	(814,092)	(34,091)
Taxes	(129,629)	144
Interest expense	126,466	99,193
EBIT	(817,255)	65,246
Average capital employed (1)	5,547,531	5,914,151
Return on capital employed	(15) %	1%

(1)	Average capital employed includes the current portion of asset retirement obligations, previously presented on a combined basis as long-term. The prior period results have been presented to conform with current period presentation.

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Current assets	484,784	467,286
Current liabilities	(765,072)	(554,547)
Current derivative asset	(68,409)	(78,694)
Current asset retirement obligation (1)	55,937	--
Current lease liability	8,298	9,206
Current derivative liability	243,254	6,154
Adjusted working capital deficit	(41,208)	(96,091)

(1)	Asset retirement obligations previously presented as a combined balance have been reclassified into current and long-term portion of asset retirement obligations. The prior period results have been presented to conform with current period presentation.

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2026	Q1 2025
Acquisitions, net of cash acquired	6,035	1,084,456
Shares issued for acquisition	--	13,363
Acquired working capital deficit	--	23,179
Acquisitions	6,035	1,120,998

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net (loss) earnings. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives, current asset retirement obligations and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2026	Dec 31, 2025
Long-term debt	1,254,333	1,243,397
Adjusted working capital (1)	41,208	96,091
Unrealized FX on swapped USD borrowings (2)	(2,974)	2,902
Net debt	1,292,567	1,342,390

Ratio of net debt to four quarter trailing fund flows from operations (3)	1.4	1.4

(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives, current asset retirement obligations and current lease liabilities).
(2)	Vermilion may enter into cross currency interest rate swaps to hedge the foreign exchange movements on USD borrowings on our revolving credit facility. Unrealized FX on swapped USD borrowings relates to the unrealized gains and losses on our cross currency interest swaps. At March 31, 2026, there was $203.4 million of USD borrowings on our revolving credit facility. (December 31, 2025 - $196.7 million).
(3)	Subsequent to February 26, 2025, net debt to four quarter trailing fund flows from operations is calculated inclusive of Westbrick Energy's pre-acquisition four quarter trailing fund flows from operations, as if the acquisition of Westbrick Energy occurred at the beginning of the four quarter trailing period, and exclusive of the four quarter trailing fund flows from discontinued operations to reflect the Company's ability to repay debt on a pro forma basis.

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q1 2026	Q1 2025
Shares outstanding	152,600	154,177
Potential shares issuable pursuant to the LTIP	4,433	3,488
Diluted shares outstanding	157,033	157,665

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding PRRT and realized hedging gains and losses, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2026 and 2025, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss its Q1 2026 operating and condensed financial results in a conference call and webcast presentation on Wednesday, May 6, 2026, at 8:00 AM MT (10:00 AM ET). To participate, call 1-888-510-2154 (Canada and US Toll Free) or 1-437-900-0527 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-660-6345 (Canada and US Toll Free) or 1-289-819-1450 (International and Toronto Area) and using conference replay entry code 81761# from May 6, 2026, at 12:00 PM MT to May 13, 2026, at 12:00 PM MT.

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/4lXhj3k to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/Z02K9Bq8g4m. The webcast link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call. Participants who would like to submit questions ahead of time may do so by emailing investor_relations@vermilionenergy.com.

Annual General Meeting

Vermilion will hold its Annual General Meeting on May 6, 2026 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Management Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, May 4, 2026.

Shareholders can participate electronically at https://meetings.lumiconnect.com/400-593-993-161. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/wp-content/uploads/2026/03/Meeting-Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Guests may also view the event at https://meetings.lumiconnect.com/400-593-993-161 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration and development of liquids-rich natural gas in Canada and conventional natural gas in Europe while optimizing low-decline oil assets. Our repositioned portfolio is focused on per share value creation, with long-life assets that deliver top decile realized gas prices and enhanced capital allocation optionality.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures, including Vermilion's 2026 guidance and outlook, and Vermilion's ability to fund such expenditures; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; wells expected to be drilled and the timing thereof; exploration and development plans and the timing thereof; future drilling prospects; the ability of our asset base to deliver modest production growth; the evaluation of international acquisition opportunities; statements regarding the return of capital; our asset petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2026 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; the payment and amount of future dividends, including management's intention to increase the Company's dividend and the timing thereof; the effect of possible changes in critical accounting estimates; the Company's review of the impact of potential changes to financial reporting standards; the potential financial impact of climate-related risks; Vermilion's goals regarding its debt levels, including maintenance of a ratio of net debt to four quarter trailing fund flows from operations; statements regarding Vermilion's hedging program and the stability of our cash flows; operating and other expenses; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability and the timing of regulatory proceedings and approvals; and timing of the divestitures of certain of the Company's operations and the use of such sale proceeds.

Such forward-looking statements or information are based on a number of current expectations and assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions that have been made include, but are not limited to: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable as of the date hereof, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities. In particular, please also see Vermilion's MD&A and Annual Information Form, each for the year ended December 31, 2025, available on SEDAR+ at www.sedarplus.ca or on Vermilion's website at www.vermilionenergy.com. References to Vermilion or the Company in this document include Westbrick Energy Ltd. ("Westbrick" or "Westbrick Energy") which was acquired by Vermilion Energy Inc. on February 26, 2025.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document may disclose certain oil and gas metrics, including capital spent to drill, complete, equip and tie-in a well ("DCET costs"), which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this MD&A to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied upon. Additional oil and gas metrics in this document may include, but are not limited to:

Boe Equivalency: Per barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6:1). Barrel of oil equivalents (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, as the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Estimates of Drilling Locations: Unbooked drilling locations are the internal estimates of Vermilion based on Vermilion's prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion's management as an estimation of Vermilion's multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Vermilion will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Vermilion drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: For further information please contact: Dion Hatcher, President and/or Lars Glemser, Vice President & CFO, TEL (403) 269-4884  |  IR TOLL FREE 1-866-895-8101  |  investor_relations@vermilionenergy.com  |  www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:01e 06-MAY-26